June 8, 2015

VIA EDGAR

Nicholas P. Panos

Senior Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Synageva BioPharma Corp.
Schedule 14D-9
Filed May 22, 2015
File No. 005-52299

Dear Mr. Panos:

Synageva BioPharma Corp. (the “Company”) is submitting this letter in response to the written comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated June 3, 2015 (the “Comment Letter”) regarding the Company’s Schedule 14D-9 filed with the Commission on May 22, 2015, as amended on June 1, 2015 and further amended on June 8, 2015 (the “Schedule 14D-9”).

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics followed by the response of the Company. The headings and page numbers referenced correspond to the headings and page numbers in the Schedule 14D-9.

Comment No. 1:

Recommendation of the Company Board, page 13

The disclosure indicates that “the Company Board unanimously recommends that the Company’s stockholders accept the Offer…” Item 4 of Schedule 14D-9 and corresponding Item 1012(a) of Regulation M-A, as well as Rule 14e-2(a) of Regulation 14E, require that the “filing person” and “subject company,” respectively, provide the required disclosures. Please revise to expressly state the subject company’s position with respect to the offer or alternatively clarify that the Board’s recommendation is being made on behalf of Synavega Biopharma Corp.

United States Securities and Exchange Commission

June 8, 2015

Response:

In response to the Staff’s comment, the Company has deleted in its entirety the second paragraph of the section titled “The Solicitation or Recommendation—Recommendation of the Company Board” on page 13 of the Schedule 14D-9 and replaced it with the following:

“Accordingly, for the reasons described in more detail below, the Company Board, on behalf of the Company, unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Offeror pursuant to the Offer.”

Comment No. 2:

Reasons for the Recommendation of the Company Board, page 20

The disclosure in this section refers to a variety of factors considered by the board of directors in reaching its recommendation that security holders accept the offer. Item 4 of Schedule 14D-9 and corresponding Item 1012(b) of Regulation M-A, as well as Rule 14e-2(a) of Regulation 14E, require that actual reasons be cited to explain why a favorable recommendation is being made. Please revise this section to expressly state reasons that in fact support the Board’s decision to recommend offer acceptance.

Response:

In response to the Staff’s comment, the Company has deleted the second sentence of the first paragraph of the section titled “The Solicitation or Recommendation—Background and Reasons for the Company Board’s Recommendation—Reasons for the Recommendation of the Company Board” on page 20 of the Schedule 14D-9 and replaced it with the following:

“In the course of making both the determination that the Transaction Agreement and the transactions contemplated thereby, including the Offer, the Mergers and the Voting and Support Agreements, are fair to and in the best interests of the Company and its stockholders and the decision to recommend that the Company’s stockholders accept the Offer and tender their Shares to Offeror pursuant to the Offer, the Company Board considered each of the following reasons, among others, each of which the Company Board believed supported its unanimous determination and recommendation:”

The Company has also deleted in its entirety the final paragraph of the section titled “The Solicitation or Recommendation—Background and Reasons for the Company Board’s Recommendation—Reasons for the Recommendation of the Company Board” on pages 24 and 25 of the Schedule 14D-9, and replaced it with the following:

“The foregoing discussion of the reasons considered by the Company Board is intended to be a summary only and should not be considered an exhaustive list of all reasons considered by the Company Board. After considering the reasons above, among other factors, the Company Board concluded that the reasons in

United States Securities and Exchange Commission

June 8, 2015

favor of the Transaction Agreement and the transactions contemplated thereby, including the Offer, the Mergers and the Voting and Support Agreements, substantially outweighed the potential negative factors. The Company Board unanimously concluded to approve the Transaction Agreement and the transactions contemplated thereby, including the Offer and the Mergers, in light of the various reasons described above and other factors that the members of the Company Board believed were appropriate. In view of the wide variety of reasons considered by the Company Board in connection with its evaluation of the Transaction Agreement and the transactions contemplated thereby, including the Offer, the Mergers and the Voting and Support Agreements, and the complexity of these matters, the Company Board did not consider it practical, and did not attempt to quantify, rank or otherwise assign relative weights to the specific reasons it considered in reaching its decision, and it did not undertake to make any specific determination as to whether any reason, or any particular aspect of any reason, supported or did not support its ultimate determination. Rather, the Company Board made its recommendation based on the totality of information it received and the investigation it conducted. In considering the reasons discussed above, individual directors may have given different weights to different reasons.”

Comment No. 3:

Golden Parachute Compensation, page 33

Please provide us with a brief legal analysis explaining why the columns in the tabular presentations did not conform to the specifications provided in Item 402(t)(1) and (2) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment. Pursuant to Item 402(a)(5) of Regulation S-K, the Company omitted the columns titled “Pension/NQDC,” “Perquisites/Benefits,” “Tax Reimbursement,” and “Other” from the tabular presentations in Item 402(t)(1) and (2) of Regulation S-K because the named executive officers are not entitled to any such compensation or benefits, including pursuant to the Company’s equity plans or employment agreements with such named executive officers, and the named executive officers have not entered into any other agreement or understanding with Alexion Pharmaceuticals, Inc. (or its subsidiaries) or the Company providing for such compensation or benefits. The Company’s equity plans are included as exhibits (e)(3) through (e)(10) of the Schedule 14D-9 and the Company’s employment agreements with its named executive officers are included as exhibits (e)(11) through (e)(15) of the Schedule 14D-9.

In addition, in response to the Staff’s comments, the Company has (i) replaced the title of the column labeled “Cash Severance Payment” on page 34 of the Schedule 14D-9 with “Cash” and (ii) replaced the title of the column labeled “Value of Equity” with “Equity” on page 34 of the Schedule 14D-9 to conform to the specifications of the tabular presentations provided in Item 402(t)(1) and (2) of Regulation S-K.

* * * * * *

United States Securities and Exchange Commission

June 8, 2015

The Company acknowledges the following:

☐	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

☐	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

☐	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this response adequately addresses the Staff’s comment. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact me at (781) 538-4887 or Brian Tessler, Ropes & Gray LLP, at (617) 951-7329.

Sincerely,

/s/ Thomas Beetham
Thomas Beetham
Senior Vice President, General Counsel & Chief Legal Officer
Synageva BioPharma Corp.

cc:	Via E-Mail
Paul Kinsella (Ropes & Gray LLP)
Kirkie Maswoswe (Ropes & Gray LLP)
Matthew Hurd (Sullivan & Cromwell LLP)
Krishna Veeraraghavan (Sullivan & Cromwell LLP)